

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2017

Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

     Re: Vascular Biogenics Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2016
          Filed March 27, 2017
          File No. 001-36581

Dear Mr. Ron:

     We have reviewed your filing and have the following comment.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects
Contractual Obligations and Commitments, page 66

1.   Please confirm that royalties are payable until termination of the Commercial License Agreement with Crucell. If this is incorrect, in future filings, please revise to clarify when your royalty obligations terminate. Additionally, your Exhibit 4.3 appears to be incomplete. Please see Section 4.3.1 of the agreement. Please refile the agreement to include the entire section or indicate that confidential treatment was granted.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance